Icahn Enterprises L.P.

September 15, 2014

VIA ELECTRONIC TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-09516

Dear Mr. Schwall:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated August 29, 2014 with respect to the joint Annual Report on Form 10-K ("2013 Form 10-K") of Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. (collectively, the “Company”), for the fiscal year ended December 31, 2013 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

General

1.
News reports indicate that your subsidiary Federal-Mogul Corporation has a 50% interest in a joint venture with Kamaz. The Kamaz website provides contact information for a dealer in Cuba and agent in Sudan. Additionally, on page 20 of the 10-K, you indicate that your majority-owned subsidiary Viskase Companies Inc. has responsibility for distributing products through distributors in Africa and the Middle East, regions that include Sudan and Syria. Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

In 2008, Federal-Mogul Corporation ("Federal-Mogul") established a 50/50 joint venture ("JV") with Kamaz.  The JV is officially known as ‘Limited Liability Company Federal-Mogul Naberezhnye Chelny’. Federal-Mogul holds the board majority and runs the day-to-day operations of the JV.  Kamaz’s involvement with respect to the JV is limited to the normal roles and activities as a shareholder via the board of directors without access to the decision-making processes in the operations of the JV.  The JV produces commercial automotive parts, such as pistons, piston rings, and liners.  These automotive parts are sold in arm’s length transactions from the JV to Kamaz and they are delivered to Kamaz sites in Naberezhnye Chelny, Russia.

Federal-Mogul performs reviews of the destination countries for its worldwide sales to determine if there are any sales to Office of Foreign Assets Control ("OFAC") sanctioned countries that include Cuba, Sudan and Syria. Such reviews are performed on an ongoing, continuous basis. Based on Federal-Mogul’s most recent annual review conducted in August 2014 for its Powertrain business, coupled with the ongoing, continuous review process, Federal-Mogul did not have any sales to OFAC sanctioned countries. This review process included the JV discussed above. In addition, in an effort to automate and make more efficient Federal-Mogul’s review process with respect to transactions with OFAC sanctioned countries, Federal-Mogul will be implementing software company-wide during the fourth quarter of 2014. This software will provide regular batch reviews of all of Federal-Mogul’s customers and vendors, as well as provide for ongoing alerts of any changes to

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international regulations that would likely affect Federal-Mogul’s business and operations. This software will also cover the JV as discussed above. In summary, Federal-Mogul does not currently have and has not in the past had any direct or, to our knowledge, indirect contact or association with Cuba, Sudan or Syria, and it does not anticipate having such contact in the future.

Viskase Companies, Inc. ("Viskase") has operations in France that are responsible for distributing products, directly or through distributors, in Europe, Africa, the Middle East and parts of Asia. Viskase performs an annual review of the destination countries for its worldwide sales to determine if there have been any sales to OFAC sanctioned countries that include Cuba, Sudan and Syria. Based on its most recent annual review conducted in August 2014, Viskase did not have any sales to OFAC sanctioned countries. In addition, Viskase performs an annual denied party screening of its customer database, including worldwide customers, vendors and employees. As of its most recent denied party screening in January 2014, there were no denied parties identified. Viskase does not currently and has not in the past had any direct or, to our knowledge, indirect contact or association with any OFAC sanctioned countries and it does not anticipate having such contact in the future.

Federal-Mogul and Viskase have not provided directly, nor to our knowledge indirectly, any products, information, or technology to Cuba, Sudan, or Syria. In addition, neither Federal-Mogul nor Viskase engages in agreements or arrangements with the governments of these countries or entities under their control. Because neither Federal-Mogul nor Viskase has operations associated with Cuba, Sudan and Syria, the Company does not believe that material investment risk exists for its security holders.  The Company upholds all laws with regard to U.S. designated state-sponsors of terrorism and therefore does not believe that a material investment risk exists for its security holders or that there is a material risk with regard to the Company’s reputation and share value.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

The response to this question has been incorporated in the answer provided to Comment Letter No. 1 above. Please see Comment Letter No. 1 above.

Management's Discussion and Analysis of Financial Condition and Results of
Operations. page 91
Discussion of Segment Liquidity and Capital Resources. page 115
Investments, page 115

3.
We note your disclosure that the Investment Funds' net notional exposure was 13% as of December 31, 2013. Please include clarifying disclosure to indicate how you calculate the percentages associated with the net, long, and short exposures and specify how changes in such measures impact your liquidity. In doing so, please provide to us the calculations in support of your quantitative disclosure.

The following is intended to clarify our Investment Funds' disclosure of net, long and short exposures and the impact of changes in exposure to our liquidity. Please note that the "Investment Table" referenced below refers to the table as disclosed in Note 7, "Fair Value Measurements," on page 171 of our 2013 Form 10-K. Please also note that the denominator for each of our exposure calculations was $8.348 billion, representing the fair the value of the Investment Funds at December 31, 2013.

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	Notional Amount	Exposure
	(in millions)
Long equity exposure of 144% at December 31, 2013 was calculated as follows:
Fair value of our long positions ($11,826 per the Investment Table) adjusted to exclude the fair value of certain single name over-the-counter ("OTC") option contracts included in Level 2 on the Investment Table which was notionalized in order to calculate the market exposure for purposes of the disclosure on page 115 of our 2013 Form 10-K.	$11,654	140%

Primarily notional value of single name OTC option contracts, calculated as number of underlying shares times current market price of the underlying securities.	361	4%

LONG EXPOSURE	$12,015	144%

With respect to our long positions that are not notionalized (140% long exposure at December 31, 2013), each 1% change in exposure as a result of a purchase or sale (assuming no change in value) would have a 1% impact on our liquidity. Changes in exposure in long positions as a result of purchases and sales as well as from market appreciation or depreciation would also have an effect on funds available to us pursuant to prime brokerage lines of credit. Funds available from each counterparty will vary depending on many factors, including, but not limited to regulatory requirements, portfolio composition and portfolio concentration.

	Notional Amount	Exposure
	(in millions)

Short equity exposure of -131% at December 31, 2013 was calculated as follows:
Fair value of our short positions ($884 million per the Investment Table) adjusted to exclude the fair value of certain OTC option contracts included in Level 2 on the Investment Table which was notionalized in order to calculate the market exposure of the disclosure on page 115 of our 2013 Form 10-K.	$(876)	(10)%

Primarily notional value of our short broad market index ("ETF") swap positions, calculated as number of underlying shares times current market value price of the underlying ETF.	(9,919)	(119)%

Primarily notional value of other short derivative positions (single name swap positions), calculated as number of underlying shares times current market value price of the underlying securities.	(161)	(2)%

SHORT EXPOSURE	$(10,956)	(131)%

With respect to our short positions that are not notionalized (-10% short exposure at December 31, 2013), each 1% change in exposure as a result of covering short positions or increasing our short positions (assuming no change in value), would have a 1% impact on our liquidity. Changes in exposure in short positions as a result of covering shorts or increasing our short positions as well as from adverse changes in market value would also have an effect on funds available to us pursuant to prime brokerage lines of credit.

With respect to the notional value of our short broad market index derivative swap positions (-119% short exposure at December 31, 2013) : The Investment Table disclosed a (balance sheet) unrealized loss of $639 million on derivative contracts. Of this amount, $631 million was attributable to our short broad market index derivative swap positions. If we had closed out these positions at prices at December 31, 2013, our liquidity would have decreased by $631 million. This would have also been offset by a release of the restricted cash balance collateralizing these positions as well as increased funds available to us pursuant to lines of credit from certain prime broker counterparties who collateralize our derivative positions based on the value of our portfolio with them.

If we were to increase our short exposure by shorting more broad market index derivative swap positions, we would be required to provide cash collateral equal to a small percentage of the initial notional value at counterparties that require cash as collateral and then post additional collateral equal to 100% of the mark to market on future adverse changes in fair value. For

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our counterparties who do not require cash collateral, funds available to us pursuant to prime brokerage lines of credit would decrease. The effect on such funds available to us from counterparties who collateralize our derivative positions based on the fair value of our portfolio with them is based on a complex formula that changes on a daily basis.

Our Investment Funds historically have had ample access to liquidity from our prime brokers. At December 31, 2013, the total of funds available to us pursuant to prime brokerage lines of credit was over $5 billion.

In future filings, the Company will provide the following enhanced disclosures pertaining to our Investment segment's liquidity and capital resource disclosures as follows (For illustration purposes, we used the liquidity and capital resource disclosures of our Investment segment as derived from our 2013 Form 10-K):

"As of December 31, 2013, the Investment Funds’ net notional exposure was 13%. The Investment Funds’ long exposure was 144% (138% long equity and 6% long credit) and the Investment Funds’ short exposure was 131% (131% short equity). The notional exposure represents the ratio of the notional exposure of the Investment Funds' invested capital to the net asset value of the Investment Funds at December 31, 2013.

Of our long exposure of 144%, the fair value of our long positions (with certain adjustments) represented 140% of our long exposure. The notional value of OTC option contracts represented 4% of our long exposure.

Of our short exposure of 131%, the fair value of our short positions (with certain adjustments) represented 10% of our short exposure. The notional value of our short broad market index swap derivative positions represented 119% of our short exposure. The notional value of other short derivative positions represented 2% of our short exposure.

With respect to both our long positions that are not notionalized (140% long) and our short positions that are not notionalized (10% short), each 1% change in exposure as a result of purchases or sales (assuming no change in value) would have a 1% impact on our liquidity. Changes in exposure as a result of purchases and sales as well as adverse changes in market value would also have an effect on funds available to us pursuant to prime brokerage lines of credit.

With respect to the notional value of our short broad market index derivative swap positions (119% short exposure), our liquidity would decrease by the balance sheet unrealized loss if we were to close the positions at year end prices. This would be offset by a release of restricted cash balances collateralizing these positions as well as an increase in funds available to us pursuant to certain prime brokerage lines of credit. If we were to increase our short exposure by adding to these short positions, we would be required to provide cash collateral equal to a small percentage of the initial notional value at counterparties that require cash as collateral and then post additional collateral equal to 100% of the mark to market on adverse changes in fair value. For our counterparties who do not require cash collateral, funds available from lines of credit would decrease.

The Investment Funds historically have had access to significant amounts of cash available from prime brokerage lines of credit, subject to customary terms and market conditions."

Financial Statements, page 132

4.
Please tell us why you have filed a separate audit report that opines on the financial statements of Federal-Mogul Corporation for the year ended December 31, 2011 as your auditor does not make reference in its current report to the audit performed by this auditor.

The audit reports of our principal auditor, Grant Thornton LLP, inadvertently omitted reference to one of the other auditors, Ernst & Young LLP, opining on the financial statements of Federal-Mogul Corporation for the year ended December 31, 2011. Accordingly, the Company will file as soon as practicable an Amendment No. 1 on Form 10-K/A (the “Amendment”) to amend our Annual Report on Form 10-K for the year ended December 31, 2013, to include certain information required by Part II, Item 8 of Form 10-K. This Amendment will be filed solely to correct for the inadvertent omitted reference to one of our other auditors, Ernst & Young LLP, in the audit reports of our principal auditor, Grant Thornton LLP. This Amendment will not amend or otherwise update any other information in the original filing of our Annual Report on Form 10-K filed with the SEC on March 3, 2014.

Note 6 - Investments and Related Matters. page 168

5.
Please refer to FASB ASC 320-10-50-9(e) and tell us how you complied with the requirement to disclose the portion of trading gains and losses for the period that relates to trading securities still held at the reporting date.

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The Company will revise future filings to include the disclosure required FASB ASC 320-10-50-9(e) related to the portion of trading gains and losses for the period that relates to trading securities still held at the reporting date.

Executive Compensation. page 244
Compensation Discussion and Analysis. page 244
Compensation Components, page 245

6.
You disclose in your summary compensation table that Mr. Cho's bonus increased by approximately 80 percent from $400,000 in 2012 to $725,000 in 2013. You also disclose Mr. Cozza received a $2,000,000 bonus in 2013. Please enhance your disclosure to explain generally, how bonus amounts are determined and specifically, how bonuses for Messrs. Cho and Cozza were determined. Please provide us with your proposed disclosure in this regard. Refer to Item 402(b)(l)(v) of Regulation S-K.

As disclosed in Part III, Item 11, "Executive Compensation," of our 2013 Form 10-K, the objective of the Company's compensation structure is to attract and retain valuable employees, assure fair and internally equitable pay levels and provide a mix of base salary and variable bonuses that provides motivation and rewards performance. The Company does not have a formula or pre-established policy for determining either salary levels or bonuses; bonuses are discretionary. In addition, in order to remain competitive in the marketplace, we may review market information regarding pay practices at peer companies in determining bonuses. The bonuses for Messrs. Cho and Cozza for 2013 were determined by various factors, including, but not limited to, the achievement of financial goals and other Company goals that are determined to be critical to the success of the Company, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork for each individual. In particular, the substantial increase in the bonuses in 2013 reflects the significant improvement in the Company's financial performance and goals relative to 2012, coupled with the increasing job responsibilities of Messrs. Cho and Cozza with respect to the Company and its subsidiaries.

In future filings, the Company will provide the following enhanced disclosures regarding the Company's bonuses as follows with respect to Part III, Item 11, "Executive Compensation" of Form 10-K:

"The Company believes that bonuses are an integral component of compensation that is an important way to motivate and reward performance of our employees. The Company does not have a formula or pre-established policy for determining either salary levels or bonuses; bonuses are discretionary. In addition, in order that we remain competitive in the marketplace, we may review market information regarding pay practices at peer companies in determining bonuses. Generally, bonuses are determined by various factors, including, but not limited to, the achievement of financial goals and other Company goals that are determined to be critical to the success of the Company, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork for each individual."

Summary Compensation Table. page 247

7.
You disclose in your summary compensation table that Mr. Ninivaggi's base salary increased approximately 200 percent from $742,500 in 2012 to $2,205,345 in 2013. You also disclose that "[b]ase salaries for executive officers are determined based on job performance, job responsibilities and teamwork. In addition, we have also entered into employment contracts with...Daniel A. Ninivaggi..." Please enhance your disclosure to explain the reasons for this increase in Mr. Ninivaggi 's salary and provide us your proposed disclosure in this regard. In your proposed disclosure, please also discuss how Mr. Cozza's base salary was determined. Refer to Item 402(b)(l)(v) of Regulation S-K.

In future filings, the Company will provide the following enhanced disclosure regarding Mr. Ninivaggi's and Mr. Cozza's salary with respect to Part III, Item 11, "Executive Compensation" of Form 10-K:

"Pursuant to the Ninivaggi Employment Agreement by and between us and Mr. Ninivaggi, Mr. Ninivaggi was originally entitled to a base salary at the per annum rate of $650,000 for 2012. Pursuant to the 2012 Ninivaggi Employment Agreement, Mr. Ninivaggi was entitled to receive a base salary of $1.3 million per annum effective November 1, 2012. Effective January 1, 2013, pursuant to the 2013 Ninivaggi Employment Agreement, Mr. Ninivaggi was entitled to a base salary of $2.2 million per annum. Effective January 1, 2014, pursuant to the 2013 Amended Ninivaggi Employment Agreement, Mr. Ninivaggi was entitled to a base salary of $2.6 million per annum. Increases within the respective years in Mr. Ninivaggi's salary were based on various factors, including, but not limited to, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork. In particular, Mr. Ninivaggi's salary increases during 2012 and 2013 were primarily due to Mr. Ninivaggi's increasing job responsibilities with respect to the Company and its subsidiaries. In

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addition, Mr. Ninivaggi became a director of the Company effective March 2012. Effective February 5, 2014, Mr. Ninivaggi tendered his resignation as the President and Chief Executive Officer of Icahn Enterprises and Icahn Enterprises Holdings. Effective February 5, 2014, Mr. Ninivaggi commenced serving as the Co-Chief Executive Officer of Federal-Mogul Corporation, a subsidiary of Icahn Enterprises, a supplier of automotive powertrain and safety components.

Mr. Keith Cozza served as Executive Vice President of Icahn Enterprises and Icahn Enterprises Holdings from February 20, 2013 through February 4, 2014. Effective February 5, 2014, Mr. Cozza was appointed as President and Chief Executive Officer of Icahn Enterprises and Icahn Enterprises Holdings. In addition, Mr. Cozza serves as the Chief Operating Officer of Icahn Capital and holds officer and/or director positions at certain of our other subsidiaries. During 2013, Mr. Cozza received a salary of $1,019,240 which was determined based on various factors, including, but not limited to, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork."

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/Keith Cozza

Keith Cozza
Chief Executive Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P.

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